Exhibit 99.2

Village Farms International, Inc.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2019

November 14, 2019

Village Farms International, Inc.

Management’s Discussion and Analysis

Information is presented in thousands of United States dollars (“U.S. dollars”) unless otherwise noted.

Introduction

This management’s discussion and analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements and accompanying notes of Village Farms International, Inc. (“VFF” and, together with its subsidiaries, the “Company”), for the three and nine months ended September 30, 2019 (the “Interim Financial Statements”). The information provided in this MD&A is current to November 14, 2019 unless otherwise noted.

VFF is a corporation existing under the Canada Business Corporations Act. The Company’s principal operating subsidiaries as at September 30, 2019 were Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”) and VF Clean Energy, Inc. (“VFCE”). On June 6, 2017, VFF entered into a shareholders’ agreement in respect of the operation and governance of Pure Sunfarms Corp. (“Pure Sunfarms”) in which VFF owns a 50% interest. On February 27, 2019, VFF entered into a joint venture agreement in respect of the operation and governance of Village Fields Hemp USA LLC (“VFH”) in which VFF owns a 65% interest. On May 21, 2019, the Company entered into a joint venture agreement in respect of Arkansas Valley Green and Gold Hemp (“AVGGH”). AVGGH is 60% owned by VFF, 35% owned by Arkansas Valley Hemp, LLC (“AV Hemp”) and 5% owned by VFH.

Basis of Presentation

The interim data included in the MD&A is based upon the Interim Financial Statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as applicable to interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, unless otherwise noted.

The preparation of interim financial data requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the annual financial data, are disclosed in note 2 of the Condensed Consolidated Interim Financial Statements.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of VFF (“CEO”). Based on the aggregation criteria in IFRS 8, Operating Segments, the operating segments of the Company are treated as two reporting segments.

Functional and Presentation Currency

The functional currency for each entity included in the Company’s consolidated financial statements is the currency of the primary economic environment in which the entity operates. Those consolidated financial statements are presented in United States dollars (“U.S. dollars”) which have been rounded to the nearest thousands, except per share amounts. Currency conversion to U.S. dollars is performed in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. All figures contained within are in U.S Dollars and in hundreds of thousands of U.S. Dollars unless otherwise noted.

Business Overview

Management believes the Company is one of the largest producers, marketers and distributors of premium-quality, greenhouse-grown tomatoes, bell peppers and cucumbers in North America. These premium products are grown in sophisticated, highly intensive agricultural greenhouse facilities located in British Columbia and Texas. The Company also markets and distributes premium tomatoes, peppers and cucumbers produced under exclusive arrangements with other greenhouse producers. The Company primarily markets and distributes under its Village Farms® brand name to

Village Farms International, Inc.

retail supermarkets and dedicated fresh food distribution companies throughout the United States and Canada. It currently operates two distribution centres, one in the United States and one in Canada. Since its inception, the Company has been guided by a sustainable agriculture policy which integrates four main goals – environmental health, economic profitability, social equality and economic equality.

The Company, through its subsidiary VFCE, owns and operates a 7.0-megawatt power plant from landfill gas that generates electricity and provides thermal heat, in colder months, to one of the Company’s adjacent British Columbia greenhouse facilities and sells electricity to the British Columbia Hydro and Power Authority (“BC Hydro”).

In June 2017, the Company entered into a joint venture with Emerald Health Therapeutics, Inc. (together with its affiliates, “Emerald”). The joint venture was formed by way of a corporation named “Pure Sunfarms Corp.”, a licensed producer and supplier of cannabis products to be sold to other licensed providers and provincial governments across Canada and internationally. On March 8, 2018, Pure Sunfarms was granted a cultivation license and on July 30, 2018 a sales license, both under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) by Health Canada (repealed October 17, 2018 and replaced by the Cannabis Act, S.C. 2018, c. 16). On March 8, 2019 Pure Sunfarms received its seventh amendment from Health Canada, which approved all 16 grow rooms for a total of 1.0 million square feet of cultivation. On March 31, 2019, Pure Sunfarms exercised its option on the existing 1.1 million square foot Delta 2 greenhouse facility currently owned by VFF in Delta, British Columbia. The Delta 2 greenhouse facility is a nearly identical “sister” facility immediately adjacent to the 1.1 million square foot Delta 3 greenhouse facility. The addition of the Delta 2 greenhouse facility will double Pure Sunfarms’ total production area to 2.2 million square feet and, with conservatively targeted annual production of approximately 75,000 kilograms of dried cannabis, will double its annual cannabis production potential to approximately 150,000 kilograms. On September 6, 2019, Pure Sunfarms received from Health Canada certain amendments to its license required to permit the sale and distribution of packaged, Pure Sunfarms-branded dried cannabis products directly to private retailers and provincial/territorial wholesalers. Pure Sunfarms has since begun shipping branded dried cannabis products to the Ontario Cannabis Retail Corporation (operating as the Ontario Cannabis Store) (the “OCS”) and the British Columbia Liquor Distribution Branch (the “BCLDB”).

In February 2019, the Company entered into a joint venture with Nature Crisp LLC (“Nature Crisp”). The joint venture was formed by way of a limited liability corporation named “Village Fields Hemp USA LLC” for the cultivation of high-cannabidiol (“CBD”) hemp and CBD extraction in multiple states throughout the United States.

In May 2019, the Company entered into a joint venture with AV Hemp. The joint venture was formed by way of a limited liability corporation named Arkansas Valley Green and Gold Hemp for the cultivation of high-CBD hemp and CBD extraction in Colorado.

The Company embraces sustainable agriculture and environmentally-friendly growing practices by:

•

utilizing integrated pest management techniques that incorporate “beneficial bugs” to control unwanted pests. The use of natural biological control technology keeps plants and their products virtually free of chemical agents. The process includes regular monitoring techniques for threat identification and the development and execution of appropriate, tailored responses;

•	capturing rainwater from various greenhouse roofs for irrigation purposes;

•	capturing landfill gas under a long-term contract with the City of Vancouver, to generate and sell electricity to BC Hydro and provide thermal heat for one of the Company’s adjacent greenhouses;

•	recycling water and nutrients during the production process;

•	growing plants in a natural medium, including coconut fibre and rock wool, as opposed to growing in the soil and depleting nutrients; and

•	using dedicated computer systems which monitor and control virtually all aspects of the growing environment, thereby maximizing the efficient use of energy.

The Company’s assets, as of the reporting date, include six operating produce greenhouses providing approximately 801,624 square metres (or approximately 203 acres) of growing space in Canada and the United States.

Village Farms International, Inc.

All the Company’s greenhouses are constructed of glass, aluminum and steel, and are located on land owned or leased by the Company. The Company also has marketing agreements with growers in Canada, the United States and Mexico that currently operate approximately 808,000 square metres (or approximately 200 acres) of growing area.

The following table outlines the Company’s greenhouse facilities:

	Growing Area
Greenhouse Facility	Square Feet	Square Metres	Total Facility Acres	Products Grown
Marfa, TX (2 greenhouses)	2,527,312	234,795	60	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes
Fort Davis, TX (1 greenhouse)	1,684,874	156,530	40	Specialty tomatoes
Monahans, TX (1 greenhouse) (Permian Basin facility)	1,272,294	118,200	30	Tomatoes on-the-vine, long English cucumbers
Delta, BC (2 greenhouses) **	3,144,128	292,099	73	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes

Total	8,628,608	801,624	203

**

As of August 1, 2019, tomato production in 5,115 square meters of the facility has been discontinued to allow Pure Sunfarms to start the conversion of this space to cannabis production. An additional 43,219 square meters of tomato production has been discontinued as of October 7, 2019 for the purpose of continued conversion of the facility to cannabis production. The Company expects to use the remaining 48,334 square meters of the facility (half of the facility) for tomato production until the end of the 2019 crop season, at which time the entire facility will be converted to cannabis production.

Produce Marketing

The Company is a leading marketer of premium-quality, value-added, branded greenhouse-grown produce in North America, and is a significant producer of the following tomato types: tomatoes on-the-vine, beefsteak, cocktail, grape, cherry, roma, Mini San Marzano (a tomato variety for which the Company currently has an exclusive agreement with the seed provider to be the sole grower in North America), other specialty tomatoes under exclusive agreements and long English cucumbers at its facilities. The Company also distributes and markets premium tomatoes, bell peppers and cucumbers in the United States and Canada produced by other greenhouse growers located in Canada and Mexico. The Company maintains high standards of food safety and requires the same of its contract growers, while providing on-time, effective and efficient distribution.

The Company strives to continually exceed the expectations of its customers by consistently providing superior product, including adding new product varieties and packaging innovations.

The Company has distribution capabilities that it believes exceed those of most of its competitors in the North American greenhouse vegetable industry. With leased distribution centres in Texas and British Columbia, the Company provides its customers with flexibility in purchasing. For the nine months ended September 30, 2019, the Company had an on-time delivery record of approximately 98.9%, while maintaining competitive freight rates that management of the Company believes to be among the best in the industry.

The Company’s marketing strategy is to strategically position the Company to be the supplier of choice for retailers offering greenhouse produce by focusing on the following:

•	Year-Round Supplier. The Company’s year-round production capability enhances customer relationships, resulting in more consistent pricing.

•

Quality and Food Safety. Sales are made directly to retailers which ensures control of the product from seed to customer and results in higher levels of food safety, shelf life and quality control. Food safety is an integral part of the Company’s operations, and management believes that it has led, and currently leads, the industry in adopting Good Agricultural Practices. This program is modeled after the U.S. Food and Drug Administration’s Good Manufacturing Practices using the Primus Labs® format and third-party auditors. All of the Company’s packing facilities undergo comprehensive food safety audits by Primus Labs®.

Village Farms International, Inc.

•

Quality Packaging and Presentation. Product is selected at a uniform size and picked at the same stage of vine ripeness. The packaging for the product is “display ready”, ensuring retail customers have a full view of the product on the supermarket shelf.

•

Exclusive Varieties. The Company expands its product profile, to create and drive exclusive varietal relationships in North America that enable the Company to present consumers with an enhanced eating experience with the Village Farms brand.

•

Direct Sale to Retailer Customers. Greenhouse produce (produce grown by the Company plus supply partner produce) is sold directly to supermarket chains, including, Associated Grocers, Associated Wholesale Grocers, BJ’s Wholesale Club Inc., Fred Meyer, Giant Eagle, HEB Grocery Company, The Kroger Co., Loblaw Companies Limited, Publix Super Markets, Inc., Safeway Inc., Sobeys Inc., Sam’s Club, Trader Joe’s, United Supermarkets, Unified Western Grocers, Wakefern Food Corp., Wal-Mart Stores, Inc., Whole Foods Market and Winco Foods LLC.

•

Excellence in Customer Service and Logistics. Logistics and distribution capability are key factors in ensuring fresh high-quality product meets consumer demands. Management of the Company believes it has a competitive advantage through its logistics and distribution networks, which includes strategically located distribution centres.

Pure Sunfarms

On June 6, 2017, the Company and Emerald formed a new corporation named “Pure Sunfarms Corp.”. The Company and Emerald each own 50% of the equity in Pure Sunfarms. VFF contributed one of its 25-acre greenhouse facilities in Delta, British Columbia as its equity contribution and Emerald contributed CA$20,000 to fund the conversion of the facility, which was fully funded as of April 2018. Pure Sunfarms has commenced the cultivation of cannabis in the licensed portion of the facility and received its sales license for the facility on July 30, 2018 from Health Canada. Pure Sunfarms commenced the selling and distribution of cannabis in September 2018. On September 6, 2019, Pure Sunfarms received from Health Canada certain amendments to its license required to permit the sale and distribution of packaged, Pure Sunfarms-branded dried cannabis products directly to private retailers and provincial/territorial wholesalers.

On July 5, 2018, the Company and Emerald (together, the “Shareholders”) entered into a shareholder loan agreement with Pure Sunfarms, whereby, as at September 30, 2019, the Shareholders had each contributed CA$13,000 (US$9,959) in the form of a demand loan to Pure Sunfarms. Effective January 1, 2019, the loan amounts bear simple interest at the rate of 6.2% per annum, calculated semi-annually applied retroactively, commencing on the date the loan amount was advanced. Interest will accrue and be payable upon demand being made by either Shareholder. From inception until January 1, 2019 the loan amounts bore interest at the rate of 8%.

On March 31, 2019, Pure Sunfarms exercised its option on the existing 1.1 million square foot Delta 2 greenhouse facility currently owned by VFF in Delta, British Columbia. The Delta 2 greenhouse facility is a nearly identical “sister” facility immediately adjacent to the 1.1 million square foot Delta 3 greenhouse facility. The addition of the Delta 2 greenhouse facility will double Pure Sunfarms’ total production area to 2.2 million square feet and, with conservatively targeted annual production of approximately 75,000 kilograms of dried cannabis, will double its annual cannabis production potential to approximately 150,000 kilograms. Pure Sunfarms also expects to benefit from further economies of scale resulting from the concentration of 2.2 million square feet of production area at a single location, which will further support the Company’s goal to be the high-quality, low-cost cannabis producer in Canada. The existing automated propagation operation (nursery) in the Delta 3 greenhouse facility will serve the Delta 2 greenhouse facility, enabling more of the footprint of the Delta 2 greenhouse facility to be devoted to flower rooms than in the Delta 3 greenhouse facility, which is expected to generate further cost efficiencies.

VFH

On February 27, 2019, the Company entered into a joint venture with Nature Crisp to form VFH, for the objective of outdoor cultivation of high percentage CBD hemp and CBD extraction in multiple states throughout the United States (the “VFH Joint Venture Agreement”). VFH is 65% owned by the Company and 35% owned by Nature Crisp. Under the terms of the VFH Joint Venture Agreement, the Company is expecting to contribute approximately US$15 million to VFH for start-up costs and working capital. Capital investment for extraction capabilities is estimated to be between

Village Farms International, Inc.

US$7 million to US$10 million and is dependent on future decisions with respect to the locations of hemp production and the extraction operations and federal and state regulations.

AVGGH

On May 21, 2019, the Company entered into a joint venture with AV Hemp for the objective of outdoor cultivation of high percentage cannabidiol (CBD) hemp and CBD extraction in Colorado (the “AVGGH Joint Venture Agreement”). The joint venture, AVGGH, is 60% owned by the Company, 35% owned by AV Hemp, and 5% owned by VFH.

Under the terms of the AVGGH Joint Venture Agreement, the Company will lend approximately US$5 million to AVGGH for start-up costs and working capital. The loans will bear simple interest at the rate of 8% per annum, calculated monthly. To the extent cash is available from positive cash flow, the AVGGH will seek to repay the Company with respect to any such loans in the range of $2 million to $5 million in the initial two years following the formation of AVGGH.

Reporting Requirements

Effective January 1, 2020, the Company is required to comply with Securities and Exchange Commission reporting requirements applicable to U.S. domestic issuers. This will also require the Company’s financial statements and financial data to be presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, the Company will file its annual report, as a U.S. domestic issuer, on Form 10-K for the year ended December 31, 2019 under U.S. GAAP and regular periodic reports under both Canadian and U.S. law thereafter using U.S. GAAP. In March 2020 the Company expects to re-file its historical 2018 and 2019 annual and interim financial statements presented in accordance with U.S GAAP.

Results of Operations

Consolidated Statutory Financial Performance

(In thousands of U.S. dollars, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Sales	$38,293	$39,684	$111,512	$111,213
Cost of sales	(38,866)	(36,862)	(114,711)	(103,915)
Selling, general and administrative expenses	(3,739)	(3,442)	(11,682)	(10,486)
Stock compensation expense	(868)	(190)	(3,190)	(447)
Change in biological asset (1)	(627)	(1,189)	(97)	(992)
Loss from operations	(5,807)	(1,999)	(18,168)	(4,627)
Interest expense	(697)	(709)	(2,154)	(2,017)
Interest income	304	91	651	111
Foreign exchange gain (loss)	(183)	(73)	338	(87)
Other income, net	69	17	219	61
Share of income (loss) from joint venture	(171)	(28)	17,939	(369)
Gain on disposal of assets	(8)	—	13,558	—
Recovery of income taxes	1,421	712	81	1,513
Net income (loss)	(5,072)	(1,989)	12,464	(5,415)
Consolidated EBITDA (2)	2,377	897	8,256	1,394
Earnings (loss) per share – basic	($0.10)	($0.04)	$0.26	($0.12)
Earnings (loss) per share – diluted	($0.10)	($0.04)	$0.25	($0.12)

(1)

Biological asset consists of the Company’s produce on the vines at the period end. Details of the changes are described in note 5 of the Company’s interim condensed consolidated financial statements for the three and nine months ended September 30, 2019.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% share interest in Pure Sunfarms, 65% interest in VFH and 60% interest in AVGGH.

Village Farms International, Inc.

Results of Operations for the Three Months Ended September 30, 2019 compared to the Three Months Ended September 30, 2018

Sales

Sales for the three months ended September 30, 2019 decreased by ($1,391), or (4%), to $38,293 from $39,684 for the three months ended September 30, 2018. The decrease in sales is primarily due to a decrease in the Company’s revenue of (3%) due to a decrease of (2%) in product volume and by a decrease in supply partner revenue of (4%) due to a decrease of (10%) in supply partner product volume. The decrease in the Company’s own production is due to disease pressure at some of the Texas facilities.

The average selling price of tomatoes decreased (3%) for the three months ended September 30, 2019 versus the three months ended September 30, 2018. Cucumber pricing decreased by (22%) and pepper pricing decreased by (1%) in the third quarter of 2019 versus the comparable quarter in 2018.

Cost of Sales

Cost of sales for the three months ended September 30, 2019 increased by $2,004, or 5%, to $38,866 from $36,862 for the three months ended September 30, 2018; primarily due to an increase in cost per pound from the Company’s Texas facilities, which was due to production issues that caused decreases in production. The decrease in production for the crop causes an increase in cost per pound as most costs are fixed and, as production decreases, cost per pound increases.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended September 30, 2019 increased by $297, or 9%, to $3,739 from $3,442 for the three months ended September 30, 2018. The increase is due to accounting costs, related to the Company’s dual listing on the Nasdaq in February 2019, as well as to SOX implementation legal fees and consulting fees related to the Company’s growth initiatives involving its new crops in both Canada and United States.

Stock Compensation Expenses

Stock compensation expense for the three months ended September 30, 2019 and 2018 was $868 and $190, respectively. The incremental increase in stock compensation is related to the vesting of stock options in early 2019 and June 2018 that have higher exercise and strike prices relative to options granted in prior years.

Change in Biological Asset

The net change in fair value of the biological asset was ($627) for the three months ended September 30, 2019 compared to ($1,189) for the three months ended September 30, 2018. The improvement in the change in the biological asset was due to a lower starting value for the for the three months ended September 30, 2019 as compared to the three months ended September 30, 2018. The fair value of the biological asset as at September 30, 2019 was $4,414 as compared to $5,119 as at September 30, 2018 due to lower production and lower average selling price in early October 2019 versus October 2018.

(Loss) from Operations

Loss from operations for the three months ended September 30, 2019 increased ($3,808) to ($5,807) from ($1,999) for the three months ended September 30, 2018. The increased loss is due to an increase in cost of sales, a decrease in sales due to lower production as well as an increase in selling, general and administrative expense for the three months ended September 30, 2019 compared to the three months ended September 30, 2018.

Village Farms International, Inc.

Interest Expense

Interest expense for the three months ended September 30, 2019 decreased by ($12) to $697 from $709 for the three months ended September 30, 2018. The decrease is due to a decrease in the outstanding principal balances.

Share of Income from Joint Ventures

The Company’s share of loss from its Pure Sunfarms joint venture for the three months ended September 30, 2019 was ($918) compared to a loss of ($28) for the three months ended September 30, 2018. The increase in net loss is due to a decrease in the biological asset partially offset by gross margin from sales.

The Company’s share of income from VFH for the three months ended September 30, 2019 was $765 compared to $nil for the three months ended September 30, 2018. The income for the three months ended September 30, 2019 is due to a change in biological asset offset by selling, general and administrative cost and provision for income taxes. During the nine months ended September 30, 2018, VFH did not have production operations

The Company’s share of loss from AVGGH for the three months ended September 30, 2019 was ($18) compared to $nil for the three months ended September 30, 2018. The loss primarily consists of salaries and other pre-production phase administrative costs.

Recovery of Income Taxes

Recovery of income taxes for the three months ended September 30, 2019 was $1,421 compared to $712 for the three months ended September 30, 2018. The income tax recovery increase is due to the increase in the loss from the Company’s produce operations. Pure Sunfarms, VFH and AVGGH are all reported post-tax and therefore do not factor into the Company’s tax calculation.

Net Income (Loss)

Net loss for the three months ended September 30, 2019 decreased by ($3,083) to ($5,072) from ($1,989) for the three months ended September 30, 2018 primarily due to a loss from Pure Sunfarms and an increase in the loss from the Company’s produce operations.

EBITDA

EBITDA for the three months ended September 30, 2019 increased by $1,480 to $2,377 from $897 for the three months ended September 30, 2018. The increase is primarily as a result of an increase in the Company’s share of EDITDA from Pure Sunfarms partially offset by an increase in the loss from operations for the Company’s produce business. See the EBITDA calculation in “Non-IFRS Measures – Reconciliation of Net Income to EBITDA”.

Results of Operations for the Nine Months Ended September 30, 2019 Compared to the Nine Months Ended September 30, 2018

Sales

Sales for the nine months ended September 30, 2019 increased $299, or less than 1%, to $111,512 compared to $111,213 for the nine months ended September 30, 2018. The increase in net sales is due to an increase in supply partner revenues of 12% over the comparable period in 2018 partially offset by a (14%) decrease in the Company’s production volume. The decrease in the Company’s production volume is primarily due to a clean-out in one of Company’s facilities (which did not occur in the last three years) and ongoing disease pressure at the Company’s Texas facilities.

The net price for all tomato pounds sold increased by 1% for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018. Pepper prices increased 11% and pounds increased 19% over the

Village Farms International, Inc.

comparable period in 2018, and cucumber prices decreased (11%) and pieces decreased (7%) for the nine months ended September 30, 2019 over the comparable period in 2018.

Cost of Sales

Cost of sales for the nine months ended September 30, 2019 increased $10,796, or 10%, to $114,711 from $103,915 for the nine months ended September 30, 2018, due to an increase in supply partner purchases of 12% and an increase in the cost per pound of the Company’s own grown product in Texas due to decreased pounds and higher labor costs, due to the higher utilization of hourly rate contract laborers versus VFF employees for the 2018/2019 crop as compared to the prior crop.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended September 30, 2019 increased $1,196, or 11%, to $11,682 from $10,486 for the nine months ended September 30, 2018. The increase is due to public company costs such as investor relations, legal, accounting and listing fees.

Stock Compensation Expenses

Stock compensation expenses for the nine months ended September 30, 2019 were $3,190 compared to $447 for the nine months ended September 30, 2018. The incremental increase in stock compensation is primarily related to the vesting of performance share grants in the first quarter of 2019 that were earned in relation to developments in Pure Sunfarms, as well as the ongoing incremental costs of issuing higher valued stock options.

Change in Fair Value of Biological Asset, Net

The net change in the fair value of biological asset for the nine months ended September 30, 2019 improved by $895 to ($97) from ($992) for the nine months ended September 30, 2018. The increase in the change in the biological asset was due to a lower starting value for the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018.

(Loss) from Operations

(Loss) from operations for the nine months ended September 30, 2019 increased ($13,541) to ($18,168) from ($4,627) for the nine months ended September 30, 2018. The decrease in operation results is due to an increase in cost of sales caused by a cost per pound increase and lower produce revenue due to continued production shortfalls in Texas, an increase in stock compensation and higher selling, general and administrative expenses.

Interest Expense

Interest expense for the nine months ended September 30, 2019 increased by $137 to $2,154 from $2,017 for the nine months ended September 30, 2018. The increase is due to an increase in interest rates, partially offset by a decrease in the outstanding principal balances.

Income Taxes (Recovery)

Income tax recovery for the nine months ended September 30, 2019 was $81 compared to an income tax recovery of $1,513 for the nine months ended September 30, 2018. The difference is due to the taxable gain on disposal of assets in 2019 that did not occur in 2018. Pure Sunfarms, VFH and AVGGH are all reported post-tax and therefore do not affect the Company’s tax calculation.

Share of Income (Loss) from Joint Ventures

The Company’s share of income from its Pure Sunfarms joint venture for the nine months ended September 30, 2019 was $17,342 compared to loss of ($369) for the nine months ended September 30, 2018. The increase is due to having production operations, distribution and sales for the nine months ended September 30, 2019 as compared to not having production operations for the same period in 2018.

Village Farms International, Inc.

The Company’s share of income from VFH for the nine months ended September 30, 2019 was $632 compared to $nil for the nine months ended September 30, 2018. The income for the nine months ended September 30, 2019 was due to a change in biological asset offset by selling, general and administrative cost and provision for income taxes. During the nine months ended September 30, 2018, VFH did not have production operations.

The Company’s share of loss from AVGGH for the nine months ended September 30, 2019 was ($35) compared to $nil for the nine months ended September 30, 2018. The loss primarily consists of salaries and other pre-production phase administrative costs.

Gain on Disposal of Assets

The Company recognized for the nine months ended September 30, 2019 a gain of $13,558 primarily from the contribution of one of the Company’s greenhouse facilities in Delta, British Columbia and related land to Pure Sunfarms. See note 7 of the condensed consolidated interim financial statements for details of the transaction.

Net Income (Loss)

Net income for the nine months ended September 30, 2019 increased $17,879 to $12,464 for the nine months ended September 30, 2019 from a loss of ($5,415) for the nine months ended September 30, 2018. The increase is a result of a gain on disposal of assets and the Company’s share of income from Pure Sunfarms, partially offset by an increase in the loss from the Company’s produce business.

EBITDA

EBITDA for the nine months ended September 30, 2019 increased $6,862 to $8,256 from $1,394 for the nine months ended September 30, 2018, primarily as a result of an increase in the Company’s share of income from Pure Sunfarms (Pure Sunfarms EBITDA – $17,704) partially offset by an increase in the loss from the Company’s produce business. See the EBITDA calculation in “Non-IFRS Measure – Reconciliation of Net Earnings to EBITDA”.

Selected Statement of Financial Position Data

	As at September 30,	As at December 31,
	2019	2018
Total assets	$188,150	$159,815
Total liabilities	$58,272	$59,119
Shareholders’ equity	$129,878	$100,696

Non-IFRS Measures

References in this MD&A to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized gains on the changes in the value of derivative instruments, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

We also present EBITDA, earnings per share and diluted earnings per share on a proportionate segment basis. Each of the components of EBITDA, on a proportionate segment basis, are presented in the table Reconciliation of IFRS to Proportionate Results. We believe that the ability of investors to assess our overall performance may be improved by the disclosure of proportionate segment EBITDA, earnings per share and diluted earnings per share.

Village Farms International, Inc.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Net income (loss)	($5,072)	($1,989)	$12,464	($5,415)
Add:
Amortization	1,818	1,748	5,587	5,271
Foreign currency exchange loss (gain)	183	73	(338)	87
Interest expense, net	393	618	1,503	1,906
Income taxes (recovery)	(1,421)	(712)	(81)	(1,513)
Stock based compensation	868	190	3,190	447
Change in biological asset	627	1,189	97	992
Change in biological asset for JVs	3,430	(267)	(6,970)	(428)
Interest expense for JVs	249	—	446	—
Amortization for JVs	244	37	668	37
Foreign currency exchange loss (gain) for JVs	(7)	10	(14)	10
Income taxes (recovery) from JVs	1,057		5,262	—
Gain on disposal of assets	8	—	(13,558)	—

EBITDA	$2,377	$897	$8,256	$1,394
EBITDA for JVs (See table below)	$4,806	($248)	$17,331	($750)
EBITDA excluding JVs(produce)	($2,429)	$1,145	($9,075)	$2,144

Breakout of JV EBITDA

(in thousands of U.S. dollars)	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Pure Sunfarms EBITDA	$5,033	($248)	$17,704	($750)
VFH EBITDA	(204)	—	(330)	—
AVGGH EBITDA	(23)	—	(43)	—

Total JV EBITDA	$4,806	($248)	$17,331	($750)

Reconciliation of IFRS Results to Proportionate Results

The following tables are a reconciliation of the IFRS results to the proportionate results (which include the Company’s proportionate share of the Pure Sunfarms and VFH and AVGGH (“Hemp”) operations):

	For the three months ended September 30, 2019
	Produce	Pure Sunfarms (1)	Hemp (1)	Total
Sales	$38,293	$9,042	$—	$47,335
Cost of sales	(38,866)	(2,845)	—	(41,711)
Selling, general and administrative expenses	(3,739)	(1,415)	(222)	(5,376)
Stock compensation expense	(868)	—	—	(868)
Change in biological asset (2)	(627)	(4,765)	1,336	(4,056)
Other income (expense) net	(507)	(141)	(99)	(746)
Gain on disposal of assets	(8)	—	—	(8)
Recovery of income taxes	1,421	(794)	(268)	359
Net income (loss)	($4,901)	($918)	$747	($5,072)
EBITDA (3)	($2,423)	$5,033	($227)	$2,377
Earnings (loss) per share – basic	($0.10)	($0.02)	$0.02	($0.10)
Earnings (loss) per share – diluted	($0.10)	($0.01)	$0.01	($0.10)

Village Farms International, Inc.

	For the three months ended September 30, 2018
	Produce	Pure Sunfarms (1)	Hemp (1)	Total
Sales	$39,684	$95	$—	$39,779
Cost of sales	(36,862)	(72)	—	(36,934)
Selling, general and administrative expenses	(3,442)	(314)	—	(3,756)
Stock compensation expense	(190)	—	—	(190)
Change in biological asset (2)	(1,189)	268	—	(921)
Other income (expense) net	(674)	(5)	—	(679)
Recovery of income taxes	712	—	—	712
Net income (loss)	($1,961)	($28)	$—	($1,989)
EBITDA (3)	$1,145	($248)	$—	$897
Earnings (loss) per share – basic	($0.03)	($0.01)	$—	($0.04)
Earnings (loss) per share – diluted	($0.03)	($0.01)	$—	($0.04)

	For the nine months ended September 30, 2019
	Produce	Pure Sunfarms (1)	Hemp (1)	Total
Sales	$111,512	$26,564	$—	$138,076
Cost of sales	(114,711)	(6,732)	—	(121,443)
Selling, general and administrative expenses	(11,682)	(2,808)	(370)	(14,860)
Stock compensation expense	(3,190)	—	—	(3,190)
Change in biological asset (2)	(97)	5,634	1,336	6,873
Gain on disposal of assets	13,558	—	—	13,558
Other income (expense) net	(946)	(273)	(150)	(1,369)
(Provision for) recovery of income taxes	81	(5,043)	(219)	(5,181)
Net income (loss)	($5,475)	$17,342	$597	$12,464
EBITDA (3)	($9,076)	$17,704	($373)	$8,256
Earnings (loss) per share – basic	($0.11)	$0.36	$0.01	$0.26
Earnings (loss) per share – diluted	($0.11)	$0.35	$0.01	$0.25

	For the nine months ended September 30, 2018
	Produce	Pure Sunfarms (1)	Hemp (1)	Total
Sales	$111,213	$95	$—	$111,308
Cost of sales	(103,915)	(72)	—	($103,987)
Selling, general and administrative expenses	(10,486)	(816)	—	(11,302)
Stock compensation expense	(447)	—		(447)
Change in biological asset (2)	(992)	428	—	(564)
(Gain) loss on sale of assets	—	—	—	—
Other income (expense) net	(1,932)	(5)	—	(1,937)
Recovery of income taxes	1,513	—	—	1,513
Net income (loss)	($5,046)	($369)	$—	($5,415)
EBITDA (3)	$2,144	($750)	$—	$1,394
Earnings (loss) per share – basic	($0.11)	($0.01)	$—	($0.12)
Earnings (loss) per share – diluted	($0.11)	($0.01)	$—	($0.12)

Notes:

(1)

The adjusted consolidated financial results have been adjusted to include the Company’s share of revenues and expenses from Pure Sunfarms and Hemp on a proportionate accounting basis, on which management bases its operating decisions and performance evaluation. IFRS does not allow for the inclusion of the joint ventures on a proportionate basis. These results include additional non-IFRS measures such as EBITDA.

The adjusted results are not generally accepted measures of financial performance under IFRS. The Company’s method of calculating these financial performance measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. Refer to the MD&A for a reconciliation of these non-IFRS measures and adjusted results.

Village Farms International, Inc.

(2)

Biological asset consists of the Company’s produce on the vines and Pure Sunfarms’ crop at the period end. Details of the Company’s changes are described in note 5 of the Company’s interim condensed consolidated financial statements for the nine months ended September 30, 2019.

(3)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% interest Pure Sunfarms, the Company’s 65% interest in VFH and the Company’s 60% interest in AVGGH.

Liquidity

Cash flows

The Company expects to provide adequate financing to maintain and improve its property, plant and equipment, to fund working capital produce needs and invest in VFH and AVGGH for the foreseeable future from cash flows from operations, and, if needed, from additional borrowings under the Credit Facilities (as defined below) or additional equity financing. Pure Sunfarms is self-funding and may start repaying shareholder loans in the fourth quarter of 2019. The proceeds will be used by the Company for its produce operations and other U.S. growth initiatives.

For the nine months ended September 30, 2019, cash flows from operating activities before changes in non-cash working capital and changes in the biological asset totalled ($9,593) (2018 – $277).

For the nine months ended September 30, 2019, cash flows used by investing activities totalled $11,833 ($9,302 in notes to joint ventures and $2,251 in capital expenditures) (2018 – $9,327 from $6,781 in notes to Joint Venture and $2,546 in capital expenditures).

For the nine months ended September 30, 2019, the cash provided by financing activities primarily consisted of the issuance of common shares pursuant to an underwritten public offering of $13,868, operating loan borrowings of $3,000, the exercise of warrants of $466, proceeds from the exercise of stock options of $109, debt payments of ($3,591), net interest payments of ($1,455) and payments on capital lease obligations of ($637) (2018 – private placement of $7,755, operating loan borrowings of $7,000, proceeds from the exercise of stock options of $275, debt payments of ($1,766), net interest payments of ($1,906) and payments on capital lease obligations of ($45)).

Capital Resources

(in thousands of U.S. dollars unless otherwise noted)	Maximum		Outstanding September 30, 2019
Operating Loan	CA$	13,000		$4,000
Term Loan		$32,076		$32,076
VFCE Loan	CA$	1,629	CA$	1,629

The Company has a term loan financing agreement with a Canadian creditor (the “FCC Loan”). This non-revolving variable rate term loan has a maturity date of May 1, 2021 and a balance of $32,076 as at September 30, 2019 (December 31, 2018 – $34,385). The outstanding balance is repayable by way of monthly installments of principal and interest based on an amortization period of 15 years, with the balance and any accrued interest to be paid in full on May 1, 2021. As at September 30, 2019, borrowings under the FCC Loan were subject to an interest rate of 6.787% (December 31, 2018 – 7.082%), which is determined based on the Company’s debt to EBITDA ratio and the applicable LIBOR rate.

The Company’s subsidiary, VFCE, has a loan agreement with a Canadian chartered bank that includes a non-revolving fixed rate loan of CA$3.0 million with a maturity date of June 30, 2023 and a fixed interest rate of 4.98%. As at September 30, 2019, the balance was US$1,117 (December 31, 2018 – US$1,279). The loan agreement also includes an uncommitted, non-revolving credit facility for up to CA$300 to cover letters of guarantee issued by the bank on behalf of the Company, with a maximum term of 365 days, renewable annually. The loan agreement also includes an uncommitted credit facility for up to CA$700 to support financing of certain capital expenditures. The Company received an initial advance of CA$250 in October 2017. Each advance is to be repaid on a five-year, straight-line

Village Farms International, Inc.

amortization of principal, repaid in monthly installments of principal plus interest at an interest rate of CA$ prime rate plus 200 basis points. As at September 30, 2019, the balance was US$113 (December 31, 2018 – $138).

The Company is also party to a variable rate line of credit agreement with a Canadian chartered bank that has a maturity date of May 31, 2021 (the “Operating Loan” and together with the FCC Loan, the “Credit Facilities”). The Operating Loan is subject to margin requirements stipulated by the bank. As at September 30, 2019, $4,000 was drawn on the Operating Loan (December 31, 2018 – $2,000), which is available to a maximum of CA$13,000, less outstanding letters of credit of US$150 and CA$38.

As security for the FCC Loan, the Company has provided promissory notes, a first mortgage on the VFF-owned greenhouse properties (excluding the Delta 3 and Delta 2 greenhouse facilities) and general security agreements over its assets. In addition, the Company has provided full recourse guarantees and has granted security therein. The carrying value of the assets and securities pledged as collateral as at September 30, 2019 was $154,402 (December 31, 2018 – $114,554).

As security for the Operating Loan, the Company has provided promissory notes and a first priority security interest over its accounts receivable and inventory. In addition, the Company has granted full recourse guarantees and security therein. The carrying value of the assets pledged as collateral as at September 30, 2019 was $30,585 (December 31, 2018 – $38,007).

The borrowings are subject to certain positive and negative covenants, which include debt coverage ratios. As at September 30, 2019, the Company was in compliance with all of its covenants.

Accrued interest payable on the credit facilities and loans as at September 30, 2019 was $171 (December 31, 2018 – $184) and these amounts are included in accrued liabilities in the interim statements of financial position.

On February 13, 2019, the Company announced that Pure Sunfarms had entered into a credit agreement with Bank of Montreal, as agent and lead lender, and Farm Credit Canada, as lender, in respect of a CA$20 million secured non-revolver term loan (the “PSF Credit Facility”). The PSF Credit Facility, which matures on February 7, 2022, is secured by the Delta 3 greenhouse facility and contains customary financial and restrictive covenants. The Company is not a party to the PSF Credit Facility but has provided a limited guarantee in the amount of CA$10 million in connection with the PSF Credit Facility.

Contractual Obligations and Commitments

Information regarding the Company’s contractual obligations as at September 30, 2019 is set forth in the table below:

Financial liabilities	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt	$35,604	$3,688	$31,699	$217	$—
Line of credit	4,000	4,000	—	—	—
Trade payables	9,270	9,270	—	—	—
Accrued liabilities	6,320	6,320	—	—	—
Lease liabilities	4,618	1,149	2,226	1,243	—
Other liabilities	1,237	—	1,237	—	—

Total	$61,049	$24,427	$35,162	$1,460	$—

The Company is expecting to loan additional amounts to VFH and AVGGH estimated to be up to $4,000. This amount will either increase or decrease based on the Company’s to ability generate cash from sales as expected and the timing of the capital expense cost for extraction.

Village Farms International, Inc.

Capital Expenditures

During the three and nine months ended September 30, 2019, the Company purchased approximately $1,155 and $2,251, respectively, of capital assets used for replacements and improvements to existing facilities.

Management continues to review new capital expenditures to support its strategic plan of achieving cost efficiencies through increased productivity. Management may elect, where appropriate, to sell inefficient or non-strategic assets to produce cash to wholly or partially finance new capital expenditures. The Company will also borrow to maintain, improve and replace capital assets when the return on such investments exceed targeted thresholds for internal rates of return. There can be no assurance, however, that sources of financing will be available, or will be available on terms favourable to the Company, or that these strategic initiatives will achieve adequate cost reduction in actual implementation or considering the competitive pressures on the cost of raw materials and other factors of production. Management believes that its capital expenditures will be funded by further equity raises.

During the three and nine months ended September 30, 2019, the Company incurred $624 and $2,117, respectively, in costs to maintain its capital assets. These expenses are classified as repair and maintenance and are included in cost of sales. Management forecasts approximately $2,500 of annual costs to maintain the Company’s capital assets.

Summary of Quarterly Results

For the three months ended:

(in thousands of U.S. Dollars, except per share amounts)	Sept 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sept 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017
Sales	$38,293	$41,329	$31,890	$38,787	$39,684	$42,039	$29,490	$36,864
Share of income (loss) from joint ventures	($171)	$13,841	$4,268	$2,750	($28)	($104)	($237)	($35)
Net income (loss)	($5,072)	$9,889	$7,648	$270	($1,989)	($2,282)	($1,143)	($607)
Basic income (loss) per share	($0.10)	$0.20	$0.16	$0.01	($0.04)	($0.05)	($0.03)	($0.02)
Diluted income (loss) per share	($0.10)	$0.20	$0.15	$0.01	($0.04)	($0.05)	($0.03)	($0.02)

Financial Instruments and Risk Management

Risk Management

The Company is exposed to the following risks as a result of holding financial instruments: market risk, credit risk, interest rate risk, foreign exchange risk and liquidity risk. The following is a description of these risks and how they are managed by the Company.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market place.

Credit Risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables and investments in joint ventures.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s trade receivables had one customer that represented more than 10% of the balance of trade receivables, representing 11.1% of the balance of trade receivables as at September 30, 2019 (December 31, 2018 – two customers represented 13.8% and 11.5%). The Company believes that its expected credit losses are limited due

Village Farms International, Inc.

to the protection afforded to the Company by the Perishable Agricultural Commodities Act (the “PACA”) for its sales in the United States, which represent the majority of the Company’s annual sales. The PACA protection gives a claim filed under the PACA a first lien on all PACA assets (which include cash and trade receivables of the debtor). PACA fosters trading practices in the marketing of fresh and frozen fruits and vegetables in interstate and foreign commerce. It prohibits unfair and fraudulent practices and provides a means of enforcing contracts. Historical write-offs have represented less than one-half of 1% of sales.

Trade receivables for each customer were evaluated for collectability and an allowance for doubtful accounts has been estimated. As at September 30, 2019, the allowance for doubtful accounts balance was $5 (2018 – $50). The Company has not recorded bad debt expense during the three and nine months ended September 30, 2019 (2018 – $nil).

As at September 30, 2019, 98.1% (2018 – 89.2%) of trade receivables were outstanding less than 30 days, 0.9% (2018 – 9.5%) were outstanding for between 30 and 90 days and the remaining 1% (2018 – 1.3%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company has used derivative instruments to reduce market exposure to changes in interest rates. The Company has used derivative instruments only for risk management purposes and not for generating trading profits.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The following are the contractual maturities of financial liabilities as at September 30, 2019:

(in thousands of U.S. dollars) Financial liabilities	Contractual cash flows	0 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$15,590	$15,590	$—	$—
Bank debt	33,335	3,424	29,326	585

	$48,925	$19,014	$29,326	$585

It is the Company’s intention to meet these obligations through the collection of current accounts receivable and cash and to refinance the FCC Loan in the spring of 2020. The Company has available lines of credit of up to CA$13,000 (as at September 30, 2019, $4,000 was outstanding and US$150 and CA$38 was utilized in the form of outstanding letters of credit). If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing.

Under the terms of the Credit Facilities, the Company is subject to certain covenants, including debt service covenants. These covenants could reduce the Company’s flexibility in conducting the Company’s operations by limiting the Company’s ability to borrow money and may create a risk of default on the Company’s debt (including by a cross-default to other credit agreements) if the Company cannot satisfy or continue to satisfy these covenants. In the event that the Company cannot comply with a debt covenant or anticipates that it will be unable to comply with a debt covenant in the future, management may seek a waiver and/or amendment from the applicable lenders in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If the Company defaults under any of the Credit Facilities and the default is not waived by the applicable lenders, the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. The Company cannot give any assurance that (i) its lenders will continue to agree to any covenant amendments or waive any covenant breaches or defaults that may occur under the applicable debt instruments, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by the Company under its existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of its common shares. See also “Risk Factors – Dependence Upon Credit Facilities” in the Company’s current Annual Information Form.

Village Farms International, Inc.

Environmental, Health and Safety Risk

The Company’s operations are subject to national, regional and local environmental, health and safety laws and regulations governing, among other things, discharge to air, land and water, the handling and storage of fresh produce, waste disposal, the protection of employee health, safety and the environment. The Company’s greenhouse facilities could experience incidents, malfunctions or other unplanned events that could result in discharges in excess of permitted levels resulting in personal injury, fines, penalties or other sanctions and property damage. The Company must maintain a number of environmental and other permits from various governmental authorities in order to operate. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Compliance with current and future environmental laws and regulations, which are likely to become more stringent over time, including those governing greenhouse gas emissions, may impose additional capital costs and financial expenditures, which could adversely affect the Company’s operational results and profitability.

The Company is committed to protecting the health and safety of employees and the general public, and to sound environmental stewardship. The Company believes that prevention of incidents and injuries, and protection of the environment, benefits everyone and delivers increased value to its shareholders, customers and employees. The Company has health and safety and environmental management and systems and has established policies, programs and practices for conducting safe and environmentally sound operations. Regular reviews and audits are conducted to assess compliance with legislation in accordance with Company policy.

Overview

The forward-looking statements contained in this section and elsewhere in this MD&A are not historical facts, but rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements. See the “Forward-Looking Statements” section of this MD&A.

Cannabis

On June 6, 2017, the Company announced an initiative into growing cannabis through a joint venture with an existing licensed producer, pursuant to which the Company would contribute one of its Delta greenhouses and growing knowledge in exchange for a 50% equity position. Emerald contributed CA$20 million for its 50% equity interest.

The joint venture is named “Pure Sunfarms Corp.” Pure Sunfarms received its cultivation license from Health Canada for the Delta 3 greenhouse facility on March 2, 2018. Pure Sunfarms received its sales license from Health Canada on July 30, 2018. Pure Sunfarms has been harvesting cannabis since the middle of May 2018 and with its sales license has commenced the sales of dried cannabis to other licensed producers. The entire facility was licensed for cultivation in March 2019 and it is now one of the largest commercial cannabis production facilities in Canada. On September 6, 2019, Pure Sunfarms received from Health Canada certain amendments to its license required to permit the sale and distribution of packaged, Pure Sunfarms-branded dried cannabis products directly to private retailers and provincial/territorial wholesalers. Pure Sunfarms has since begun shipping branded dried cannabis products to the OCS and the BCLDB.

On March 31, 2019, Pure Sunfarms exercised its option on the existing 1.1 million square foot Delta 2 greenhouse facility currently owned by Village Farms in Delta, British Columbia. The Delta 2 greenhouse facility is a nearly identical “sister” facility immediately adjacent to the 1.1 million square foot Delta 3 greenhouse facility, which is already one of the largest cannabis production operations in the world. The addition of the Delta 2 greenhouse facility will double Pure Sunfarms’ total production area to 2.2 million square feet and, with conservatively targeted annual production of approximately 75,000 kilograms of dried cannabis, will double its annual cannabis production potential to approximately 150,000 kilograms in 2021. Pure Sunfarms also expects to benefit from further economies of scale resulting from the concentration of 2.2 million square feet of production area at a single location, which will further support the Company’s goal to be one of the leading high-quality, low-cost cannabis producers in Canada. The existing automated propagation operation (nursery) in the Delta 3 greenhouse facility will serve the Delta 2 greenhouse facility, enabling more of the footprint of the Delta 2 greenhouse facility to be devoted to flower rooms than in the Delta 3 greenhouse facility, which is expected to generate further cost efficiencies.

Village Farms International, Inc.

Since July 2018, each of the Shareholders have provided CAD $13.0 million of capital in the form of demand shareholder loans. Due to the positive cash flow of Pure Sunfarms, the Company expects to start receiving repayment of a portion of its demand shareholder loan in the fourth quarter of 2019 with full repayment by in 2020.

In late June 2019 Emerald Health Therapeutics (“Emerald”) began electing to not fully exercise its right under the Supply Agreement to purchase 40% of Pure Sunfarms’ cannabis production. Pure Sunfarms has sold, and continues to sell, portions of the production that Emerald did not purchase to other licensed producers in the spot market.

Pursuant to the terms of a Supply Agreement that Pure Sunfarms has with Emerald Health, Emerald has a right to purchase 40% of Pure Sunfarms cannabis production at a fixed price. To the extent that Emerald does not exercise that right Pure Sunfarms is able to sell that excess production to other parties in the open market. The Supply Agreement stipulates that, subject to certain limited exceptions, Emerald is required to pay Pure Sunfarms the difference between the fixed price and the selling price realized from other parties. During the quarter ended September 30, 2019, Emerald did not exercise their rights and Pure Sunfarms sold the product on the open market to arm’s length parties at prices lower than the fixed price in the Supply Agreement. As a result, under the terms of the Supply Agreement, Pure Sunfarms billed Emerald for the difference which amounted to approximately CA$7million. On October 15, 2019, Emerald issued a press release that indicated it did not agree that it had any liability with respect to these amounts.

Under IFRS 15 – Revenue from contracts with customers (paragraph 9 (e)), a customer needs to have an intent and ability to pay in order for a company to recognize revenue. Given that Emerald has issued a press release indicating that they do not agree that they have a liability with respect to these amounts, Pure Sunfarms determined that all of the criteria under IFRS 15 to recognize this revenue were not met as Emerald has demonstrated that they do not have an intent to pay, and as a result has not recorded the revenue related to these amounts.

Emerald is in the process of investigating its liability to Pure Sunfarms. If Emerald does not agree to the liability, Pure Sunfarms will take appropriate legal action to collect this liability and any future liabilities arising from the Supply Agreement for 2019 and future years. If Emerald were to agree to the liability, in the future, the liability would be recognized in the revenue and profits of Pure Sunfarms, in that period.

Pure Sunfarms is producing cannabis for under CA$1 per gram due to the achievement of full-scale production at the facility which brings economies of scale to the cost of production and lower utility costs in the summer months. Pure Sunfarms will have seasonal variances in its cost of production due to the use of lights in the winter months but will still produce cannabis for well under CA$1 in the winter months, due to improved economies of scale in 2019 versus 2018 and continual operational improvement with each cycle of production. Pure Sunfarms continues to sell its cannabis to other licensed producers, as well as provincial governments, at prices in the $1.50 to $4 per gram price range, depending on the varieties produced, package size (SKU) and spot market demand and supply. For the third quarter of 2019 Pure Sunfarms generated a product gross margin of 69%. As Pure Sunfarms enters the upcoming winter growing season, the product gross margin is likely to decrease due to higher costs per gram resulting from the seasonal cost of power, as well as the ongoing spot price economics of demand and supply due to the limited number of provincial retail outlets that Pure Sunfarms and all of its customers are dealing with for the foreseeable future. With the receipt of its packaging license, in September 2019, Pure Sunfarms went to the provincial market at prices that were 20-25% below that of other Canadian suppliers, resulting in Pure Sunfarms acquiring significant market share in its first month of sales in Ontario. Pure Sunfarms expects to further enhance its product margins in 2020 with the addition of oils, vaping and other cannabis products, as they are approved by Health Canada, which may help sustain Pure Sunfarms’ leading product gross margins into 2020.

Currently, management has no intention of growing cannabis at its U.S. greenhouse facilities or holding any equity investments in U.S. cannabis cultivation businesses, in each case until it is federally legal to do so. The Company’s sole cannabis operations are its 50% ownership interest in Pure Sunfarms.

The Company continues to seek and evaluate other global cannabis opportunities where cannabis is either currently legal or is in the process of becoming legal.

Village Farms International, Inc.

Hemp (combination of VFH, AVGGH and VFLP)

On June 11, 2019, the Governor of Texas signed the Texas Hemp Bill making hemp a legal crop to grow in Texas. This follows the federal approval of hemp as part of the 2018 Farm Bill that was passed in December 2018. Under the 2018 Farm Bill, each U.S. state must have state hemp regulations approved. The Texas Hemp Bill requires the Texas Department of Agriculture (“TDA”) to issue licenses to grow hemp. At this time, the TDA is awaiting the federal hemp regulations forthcoming from the USDA before it will initiate the licensing process. As such, while the Company announced it had begun the conversion of one of its Texas greenhouses to hemp, the Company cannot start to produce hemp at any of its Texas facilities until it is issued a hemp license by the TDA. Management does not expect that to occur until late in the first quarter 2020 or early in the second quarter 2020. In the interim, the Company continues to convert a portion of one of its Texas facilities to grow hemp as well as evaluate extraction capabilities, which the Company expects to install at each of Texas facilities as each is converted to hemp production.

On February 27, 2019, the Company entered into the VFH Joint Venture Agreement with Nature Crisp to form VFH, for the objective of outdoor cultivation of high percentage CBD hemp and CBD extraction in multiple states throughout the United States. VFH is 65% owned by the Company and 35% owned by Nature Crisp. Under the terms of the VFH Joint Venture Agreement, the Company will contribute approximately US$15 million to VFH for start-up costs and working capital. Capital investment for extraction capabilities is to be determined and dependent on future decisions with respect to the locations of hemp production and the extraction operations.

On March 25, 2019, the Company entered into a grid loan agreement with VFH, whereby, as at September 30, 2019, the Company had contributed $8,315 in the form a grid loan to VFH. The grid loan has a maturity date of March 25, 2022 and will bear simple interest at the rate of 8% per annum, calculated monthly.

VFH has planted a total of 625 acres of field hemp in Virginia, North Carolina and South Carolina and has been harvesting through October 2019. The harvest is currently in the drying phase and management is estimating that the yield will be approximately 1 million pounds. Management expects to sell most of the 2019 VFH harvest as bio-mass to third parties in 2020. VFH is in the process of determining the best location for its CBD-extraction operations and is targeting to be operational prior to the commencement of the field hemp harvest of 2020.

VFH only conducts, and will only conduct, its operations in locations where it is fully legal to do so at the federal and state level.

On May 21, 2019, the Company entered into a joint venture with AV Hemp for the objective of outdoor cultivation of high percentage cannabidiol (CBD) hemp and CBD extraction in Colorado. The joint venture, AVGGH, planted 120 acres of hemp seed.

On June 7, 2019, the Company entered into a grid loan agreement with AVGGH, whereby, as at September 30, 2019, the Company had contributed $1,185 in the form of a grid loan to AVGGH. The grid loan has a maturity date of June 7, 2022 and will bear simple interest at the rate of 8% per annum, calculated monthly.

On October 18th, 2019, AVGGH suffered a wind storm that destroyed the entire hemp crop. AVGGH will be writing off the corresponding biological-asset valued at approximately $696 (VFF 65% $452) in the fourth quarter of 2019.

Produce

The Company continues to focus on increasing its produce revenues and returning to profitability on its core crops – tomatoes, cucumbers and peppers. The increase in produce revenues will occur through an increased product volume with partner supplies, through additional suppliers and growth with current suppliers The Company also continues to actively explore whether to produce certain higher margin alternative crops at the Company’s continuing produce facilities, such as hemp, as well as evaluate other cannabis related business opportunities.

Village Farms International, Inc.

Growth expenditures

The Company expects to spend between $1.0 to $1.5 million on capital expenditures in 2019 on its produce facilities. These expenditures are to improve and enhance existing growing and pack house systems either due to obsolescence of the system or to improve operational efficiencies.

The Company will continue to use it existing capital from its April equity raise to fund the capital needs of VFH and AVGGH throughout 2019. As the Company’s plans in respect of VFH extraction are confirmed firm up, the Company may need to raise additional capital. Additionally, if the Texas Department of Agriculture were to provide the Company with a hemp license or provide the Company with an indication as to the timing of such a license, the Company may seek to raise incremental equity capital to fund the conversion of one of its Texas facilities to hemp.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information to be disclosed by the Company is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosures. The Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the period covered by the interim and year end filings, that the Company’s disclosure controls and procedures are appropriately designed and operating effectively to provide reasonable assurance that material information relating to VFF is made known to them by others within VFF.

Internal Control over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings also requires the CEO and Chief Financial Officer of VFF (“CFOs”) to certify, among other things, that they are responsible for establishing and maintaining internal controls over financial reporting for VFF, that those internal controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS, and that VFF has disclosed any changes to its internal controls during its most recent period that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

For the three months ended September 30, 2019, the Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting. This evaluation was performed under the supervision of, and with the participation of, the CEO and CFO.

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Based on this evaluation, the CEO and CFO have concluded that, subject to the inherent limitations noted above, the Company’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2019 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to various risks and uncertainties which are summarized below, as well as those discussed in this MD&A. Additional details are contained in the Company’s current Annual Information Form dated March 20, 2019 filed on SEDAR, which can be accessed electronically at www.sedar.com.

Village Farms International, Inc.

Risks Relating to the Company

•	Product Pricing

•	Return to Profitability

•	Risks Inherent in the Agricultural Business

•	Natural Catastrophes

•	Covenant Risk

•	Dependence Upon Credit Facilities

•	Labour Availability

•	Mexican Trade Agreement

•	Competition

•	Governmental Regulations

•	Transportation Disruptions

•	Key Executives

•	Uninsured and Underinsured Losses

•	Product Liability

•	Cyber Security

•	Vulnerability to Rising Energy Cost

•	Risks of Regulatory Change

•	Environmental, Health and Safety Risk

•	Risks Associated with Cross-Border Trade

•	Retail Consolidation

•	Foreign Exchange Exposure

•	Technological Advances

•	Accounting Estimates

•	Growth

•	Intellectual Property

Risks Related to VFH and AVGGH

•	State Legalization

•	FDA and USDA regulation

•	Risks Inherent in the Agricultural Business

•	Key Executives of VFH

•	Failure to Realize Growth Strategy

•	Research and Development and Product Obsolescence

•	Intellectual Property Protection May Be Suboptimal

•	Product Liability

•	Environmental Regulations and Risks

•	Fluctuating Prices of Raw Materials

•	Product Recalls

Risks Related to Pure Sunfarms

•	Reliance on Licenses

•	Risks Associated with Changes in Laws, Regulations and Guidelines

•	Regulatory Compliance Risks

•	Failure of Regulatory Compliance

•	Failure of Supplier Standards Compliance

•	Marketing Restrictions

•	Unfavourable Publicity or Consumer Perception

•	Third Party Reputational Risks

•	Rapid Growth and Consolidation in the Cannabis Industry

•	Competition

•	Risks Inherent in an Agricultural Business

Village Farms International, Inc.

•	Risks Related to the Joint Venture

•	Reliance on a Single Facility

•	Limited Operating History in the Cannabis Industry

•	Failure to Realize Growth Strategy

•	Ongoing Costs and Obligations Related to Infrastructure, Growth, Regulatory Compliance and Operations

•	Attracting and Retaining Key Personnel

•	Research and Development and Product Obsolescence

•	Understanding of CBD and THC May Change

•	Consumer Preferences May Change

•	Products May Not Have Intended Effects

•	Product Liability

•	Product Recalls

•	Fluctuating Prices of Raw Materials

•	Supply and demand Fluctuations

•	Reduced Market Due to Personal Cultivation

•	Quantification of Size of Target Market

•	Segment of Cannabis Market

•	Reliance of Third Party Transportation

•	Reliance on Third Party Distributors

•	Reliance on Key Inputs

•	Reliance on Effective Quality Control

•	Possible Restricted Trade by the Canadian Free Trade Agreement

•	Environmental regulations and Risks

•	Insurance Coverage in the Cannabis Industry

•	Liability of Illegal Activities by Employees, Contractors or Consultants

•	Use of Customer Information and Other Personal and Confidential Information

•	Breach of Security

Supply Agreement with Emerald

As described above under “Overview – Cannabis”, Emerald has recently been electing to not fully exercise its right under the Supply Agreement to purchase 40% of Pure Sunfarm’s cannabis production. Accordingly, Pure Sunfarms has sold, and continues to sell, production that Emerald did not purchase to other licensed producers in the spot market. With the market price for cannabis in the markets where Pure Sunfarms sells its production having declined during the three months ended September 30, 2019, Pure Sunfarms has sold some of that excess production in the spot market at prices lower than the predetermined selling price to Emerald under the Supply Agreement. Pure Sunfarms has been advised by Emerald that it will be receiving a dispute notice from Emerald in respect of its obligation under the Supply Agreement to pay Pure Sunfarms an amount equal to the difference between the predetermined selling price for the contracted production volumes not purchased by Emerald and the market price realized (to the extent lower than the predetermined selling price), subject to certain limited exceptions (the “Price Deficiency Obligations”). If Emerald continues to not exercise its right to purchase 40% of Pure Sunfarm’s cannabis production, the amount of the Price Deficiency Obligations could increase. In addition, there can be no assurance that any dispute in respect of the Price Deficiency Obligations will be resolved in a manner favourable to Pure Sunfarms or that Emerald will not dispute additional Price Deficiency Obligations in the future. Any such dispute may occur over a period of time prior to any resolution thereof.

Customer Credit Risk

In light of the recent volatility in the cannabis sector generally, certain of Pure Sunfarm’s wholesale customers may encounter financial difficulties that could result in Pure Sunfarms being unable to collect some or all of its accounts receivable from those customers. Accordingly, Pure Sunfarms is subject to credit risk in relation to its accounts receivable with its spot market and other wholesale customers. Disputes between Pure Sunfarms and its wholesale customers may arise in the future relating to the non-payment of accounts receivable and may escalate to litigation or other dispute resolution processes, which could be protracted, time consuming and expensive, and there can be no

Village Farms International, Inc.

assurance that Pure Sunfarms will be successful in any such disputes. The foregoing could have a material adverse impact on the business, financial condition, results of operations and prospects of Pure Sunfarms, which could in turn have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Risks Related to Tax

•	Potential U.S. Permanent Establishment of VF Canada GP, VFCLP and VFF

•	Advances by VF Operations Canada Inc. to U.S. Holdings

•	Transfer Pricing

•	U.S. Real Property Holding Corporation

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates

The Company will file its annual report, as a U.S. domestic issuer, on Form 10-K for the year ended December 31, 2019 under U.S. GAAP and regular periodic reports under both Canadian and U.S. law thereafter using U.S. GAAP. In March 2020 the Company expects to re-file its historical 2018 and 2019 annual and interim financial statements presented in accordance with U.S GAAP.

Trade Receivables

Trade receivables are measured at amortized cost, net of allowance for expected credit losses. Credit is extended based on an evaluation of a customer’s financial condition. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts are past due, the Company’s previous loss history and the customer’s current ability to pay its obligation to the Company. Trade receivables are recorded net of lifetime expected credit losses.

Inventories

Inventories of Company-grown produce consist of raw materials, labour and overhead costs incurred less costs charged to cost of sales throughout the various crop cycles, which end at various times throughout the year and exclude the biological asset (see below). Cost of sales is based upon incurred and estimated costs to be incurred from each crop allocated to both actual and estimated future yields over each crop cycle. The cost of produce inventory purchased from third parties is valued at the lower of cost or net realizable value.

Biological Asset

The biological asset consists of the Company’s produce on the vines at the period end. The produce on the vine is measured at fair value less costs to sell and complete, with any change therein recognized in profit or loss. Costs to sell include all costs that would be necessary to sell and complete the assets, including finishing and transportation costs.

Income Taxes

The Company utilizes the assets and liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying value amount and the tax basis of assets and liabilities. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Company’s tax assets and tax liabilities.

Future income tax assets are recognized to the extent that realization is considered more likely than not. The Company considers past results, current trends and outlooks for future years in assessing the realization of income tax assets.

Village Farms International, Inc.

Impairment of Financial and Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The Company estimates the recoverable amounts of the cash-generating unit (“CGU”) to which the asset belongs.

Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGUs’ for which a reasonable and consistent allocation basis can be identified. Identifiable cash flows are largely independent of the cash flows of other assets and liabilities. This was determined to be the Canadian and U.S. operations.

Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in the statement of income.

Due to the above-noted considerations, which are based on the Company’s best available information, the Company has not recorded any impairment charge on its non-financial assets during the three months ended September 30, 2019.

Property, Plant and Equipment – Useful Lives

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

Land Revaluation

Management concluded that given significant changes in the fair market value of the Company’s land assets, the revaluation method of accounting for land used in production is a more appropriate accounting policy than historical cost. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, allows for prospective application of this policy change and therefore the policy change has been applied to year ended December 31, 2016.

Critical Accounting Estimates used by Pure Sunfarms

Estimated useful lives of property, plant and equipment

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of Pure Sunfarms’ property, plant and equipment in the future.

Village Farms International, Inc.

Inventories

Capitalized production costs are expenditures relating to upcoming harvests which are deferred and become part of costing in subsequent periods. To calculate the deferral, estimates are made concerning the expected life cycle and timing of harvests for cannabis plants. Finished goods cannabis inventory is carried at the lower of cost or net realizable value. Management’s estimate of net realizable value is calculated as the estimated selling cost in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Biological assets

Management is required to make a number of estimates to calculate the fair value of its biological assets. This includes estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields of the cannabis plants. Management has used judgement in determining the point at which biological transformation has occurred to the point they expect it is probable that future economic benefits associated with the cannabis plants will flow to Pure Sunfarms.

Income taxes and deferred income tax assets or liabilities

Management uses judgment and estimates in determining the appropriate rates and amounts in recording deferred taxes, giving consideration to timing and probability. Actual taxes could vary significantly from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to Pure Sunfarms’ tax assets and tax liabilities. The recognition of deferred income tax assets is subject to judgment and estimation over whether these amounts can be realized.

Pure Sunfarms’ credit risk arises from cash, cash equivalents, and trade and settlement receivables. Pure Sunfarms’ significant counterparties in respect to cash and cash equivalents are reputable financial institutions with investment-grade ratings. At the date of transition to IFRS 9, Pure Sunfarms’ receivable balance consisted only of recoverable GST as filed with the Canada Revenue Agency. Accordingly, Pure Sunfarms did not record adjustments related to the implementation of the expected credit loss model for trade receivables.

Changes in Accounting Policies

The Company has adopted the following new and revised standards and changes in accounting policies, along with any consequential amendments as at September 30, 2019. These changes were made in accordance with the applicable transitional provisions. The Company will file its annual report, as a U.S. domestic issuer, on Form 10-K for the year ended December 31, 2019 under U.S. GAAP and regular periodic reports under both Canadian and U.S. law thereafter using U.S. GAAP. In March 2020 the Company expects to re-file its historical 2018 and 2019 annual and interim financial statements presented in accordance with U.S GAAP.

Amendments to IFRS 11, Joint Arrangements (“IFRS 11”), and IAS 28, Investments in Associates and Joint Ventures establishes the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each statement of financial position date, the Company will consider whether there is objective evidence that its investment in the joint venture is impaired. If there is such evidence of impairment, the Company will determine the amount of the impairment and a loss will be recorded in the condensed consolidated interim statement of income (loss) (“statement of income (loss). The adoption of the amendments to IFRS 11 did not have and impact on the Company’s interim financial statements.

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 to replace IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor) to increase transparency and comparability among organizations by requiring the recognition of right-of-use assets and lease liabilities on the balance sheet.

Village Farms International, Inc.

On January 1, 2019, the Company adopted IFRS 16 using the updated modified retrospective transition approach and did not restate prior periods. The Company’s classes of assets include land leases, building leases and equipment leases.

On adoption, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, Leases. These lease liabilities were measured at the present value of the remaining lease payments, discounted using the borrowing rate of the Company. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.25%. These leases are included in right-of-use assets, short-term lease liabilities and long-term lease liabilities in our consolidated balance sheet. Right-of-use assets are amortized on a straight-line basis over the lease term.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The premeasurements to the lease liabilities were recognized as adjustments to the related right-of-use assets immediately after the date of initial application.

Additionally, the Company has elected the short-term lease exception for all classes of assets, and does not apply the recognition requirements for leases of 12 months or less, and recognizes lease payments for short-term leases as expense either straight-line over the lease term or as incurred depending on whether the lease payments are fixed or variable. These elections are applied consistently for all leases.

2019
Operating lease commitments disclosed as at December 31, 2018	$5,064
Less: short-term leases recognized on a straight-line basis as expense	(210)

4,854
Discounted using the lessee’s incremental borrowing rate of 6.25% at the date of initial application	4,269
Add: additional leases identified on adoption of IFRS 16	88
Add: finance lease liabilities recognized as at December 31, 2018	180

Lease liability recognized as at January 1, 2019	$4,537
Of which are:
Current lease liabilities	1,022
Non-current lease liabilities	3,515

$4,537

The recognized right-of-use assets relate to the following types of assets:

	December 31, 2018	January 1, 2019
Land	$—	$140
Building	—	4,017
Equipment	176	380

Total right-of-use assets	$176	$4,537

Related Party Transactions

On February 13, 2019, the Company announced that Pure Sunfarms had entered into a credit agreement with Bank of Montreal, as agent and lead lender, and Farm Credit Canada, as lender, in respect of a CA$20 million secured non-revolver term loan (the “Credit Facility”). The Credit Facility, which matures on February 7, 2022, is secured by the Delta 3 greenhouse facility, and contains customary financial and restrictive covenants. The Company is not a party to the Credit Facility but has provided a limited guarantee in the amount of CA$10 million in connection with the Credit Facility.

Village Farms International, Inc.

As at September 30, 2019, the Company had amounts due from its joint venture, Pure Sunfarms, totaling $218 (December 31, 2018 – $1,079) primarily for consulting services. These amounts are non-interest bearing and due on demand. On July 5, 2018, the Shareholders entered into a Loan Agreement in the form of a demand loan to Pure Sunfarms. As at September 30, 2019, the balance Pure Sunfarms owed the Company, including interest was $10,472. These amounts are included in amounts due from joint venture in the interim statements of financial position.

On March 25, 2019, the Company entered into a Grid Loan Agreement (the “Grid Loan”) with VFH, whereby, as at September 30, 2019, the Company had contributed $8,315 in the form a grid loan to VFH. The Grid Loan has a maturity date of March 25, 2022, and bears simple interest at the rate of 8% per annum, calculated monthly.

Under the terms of the AVGGH Joint Venture Agreement, the Company will lend approximately US$1.2 million to AVGGH for start-up costs and working capital. The loan bears simple interest at the rate of 8% per annum, calculated monthly. As at September 30, 2019, the Company had loaned AVGGH approximately $1,185.

One of the Company’s employees is related to a member of the Company’s executive management team and received approximately $81 in salary and benefits during the nine months ended September 30, 2019 (2018 – $81).

Included in accrued expenses and other current liabilities is $50 paid to the Company by an employee for taxes incurred on a stock option exercise. The Company paid the taxes in October 2019.

Included in other assets as at December 31, 2018 is a $64 promissory note that represents the unpaid amount the Company advanced to an employee in connection with a relocation at the request of the Company. The promissory note was paid in full on June 10, 2019.

Outstanding Share Data

The beneficial interests in the Company are currently divided into interests of three classes, described and designated as “Common Shares”, “Special Shares” and “Preferred Shares”, respectively. An unlimited number of Common Shares, Special Shares and Preferred Shares are issuable pursuant to VFF’s constating documents.

On December 21, 2017, VFF issued 2,500,000 Common Shares pursuant to a “bought deal” short form prospectus offering at an issue price of CA$5.40 per Common Share for gross proceeds of CA$13,500,000. The offering was conducted by a syndicate of underwriters led by Beacon Securities Limited.

On May 24, 2018, VFF issued 1,886,793 Common Shares pursuant to a private placement offering at an issue price of CA$5.30 per Common Share for gross proceeds of CA$10,000,000. VFF utilized the net proceeds from this prior private placement offering in a manner consistent with that described in the press release of VFF dated May 18, 2018, namely to contribute capital to the Pure Sunfarms and for general working capital purposes.

On October 12, 2018, VFF issued 3,097,200 Common Shares pursuant to a “bought deal” short form prospectus offering at an issue price of CA$7.13 per Common Share for gross proceeds of CA$22,083,036. The offering was conducted by a syndicate of underwriters led by Beacon Securities Limited. VFF utilized the net proceeds from this prior prospectus offering in a manner consistent with that described in the “Use of Proceeds” section of the related (final) short form prospectus, namely for working capital purposes, which included funding certain capital needs of the Pure Sunfarms.

In April 2019, VFF completed a bought deal offering of 1,000,000 common shares of the Company at an offering price of CA$20.00 per offered share for aggregate proceeds to VFF of CA$20,000,000. VFF utilized the net proceeds from this bought deal offering in a manner consistent with that described in the “Use of Proceeds” section of the related (final) short form prospectus, namely for working capital purposes, including the growth capital needs of VFF’s U.S. hemp business.

On October 22, 2019, VFF completed a bought deal offering of 3,059,000 common shares of the Company at an offering price of CA$9.40 per offered share for net aggregate proceeds to VFF of approximately CA$26,934 after deducting offering fees of CA$1,821. VFF utilized the net proceeds from this bought deal offering in a manner consistent with that described in the “Use of Proceeds” section of the related prospectus supplement, namely for working capital and general corporate purposes.

Village Farms International, Inc.

In connection with the formation of Pure Sunfarms, the Company issued 300,000 common share purchase warrants to an affiliate of a Canadian financial institution as partial consideration for services provided in respect thereof. In April 2019, the holder exercised the common share purchase warrants and subscribed for 300,000 common shares of the Company at an exercise price of CA$2.07 per common share.

As of the date hereof, VFF has outstanding: (i) 52,400,335 Common Shares carrying the right to one vote at a meeting of voting shareholders of VFF; (ii) nil (0) Special Shares; and (iii) nil (0) Preferred Shares.

For further details on the structure of the Company or the rights attached to each of the above-mentioned securities, please refer to the Company’s current Annual Information Form which is available electronically at www.sedar.com.

Certain statements contained in this MD&A constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; and risks related to Pure Sunfarms, including Pure Sunfarms’ ability to obtain licenses under the ACMPR, risks relating to conversion of the Company’s greenhouses to cannabis production, and the ability to cultivate and distribute cannabis.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian economy will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that conditions within the greenhouse vegetable and cannabis industries generally will be consistent with the current climate, and that the Canadian capital markets will provide the Company with access to equity and/or debt at reasonable rates when required.

Although the forward-looking statements contained in this MD&A are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including this MD&A and the Company’s annual information form.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made in this MD&A. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Village Farms International, Inc.

Public Securities Filings

You may access other information about the Company, including its current Annual Information Form and other disclosure documents, reports, statements or other information that it files with the Canadian securities regulatory authorities, through SEDAR at www.sedar.com.